
July 1, 2021

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

>   **Re: AMTD Digital Inc.**
>   **Amendment No. 2 to**
>   **Registration Statement on Form F-1**
>   **Filed on June 16, 2021**
>   **File No. 333-256322**

Dear Mr. Lo:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 2 to Form F-1 filed June 16, 2021

Prospectus Summary, page 1

1.   We note your disclosure on pages 2, 73, 131 and 142 that Singa Bank is "in application" for a digital financial license. Please clarify what "in application" means, such as the steps involved in the application process and where the company is within the application process. As part of the discussion, also clarify if you have an active application pending or whether you intend to submit an application in the future. We also note your disclosure on page 142 that as of the date of the prospectus four licenses had been granted to other applicants, but you are pursuing the fifth digital banking license. We note a December 4,

2020 media release by the Monetary Authority of Singapore announced four successful digital bank applicants, but made no reference to a fifth license remaining available. Similarly, provide clarity in regards to what "in application" means in regards to Applaud, since your disclosure pages 2, 74 and 131 indicates that Applaud "is applying" for a direct insurer license, but is unclear as to whether this means Applaud has already applied or intends to apply in the future. We note similar language on page 64 where the disclosure indicates the consortium "is applying" for a digital banking license in Singapore. Revise throughout for clarity in regards to the existence of any active license applications, or whether such disclosure relates to plans to submit such applications and the anticipated steps involved and timing of such application submissions. Please also update risk factor disclosure regarding any risks involved with receiving regulatory approvals related to pending applications, or applications you intend to make, if applicable.

Risk Factors, page 17

2. Please add a risk factor to the registration statement that discusses the risks associated with you falling within the definition of investment company under the Investment Company Act of 1940 ("1940 Act"), notwithstanding efforts to structure and operate your business in a manner that avoids investment company status. In the risk factor, address why the company believes it is not an investment company, including by reference to any applicable exemptions from investment company status, as well as a description of the consequences to the Company should it be deemed an investment company under the 1940 Act.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance